Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Paylocity Holding Corporation:

We consent to the incorporation by reference in the registration statement on Form S-3/A of Paylocity Holding Corporation of our report dated August 14, 2015, with respect to the consolidated balance sheets of Paylocity Holding Corporation and subsidiary as of June 30, 2014 and 2015, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 2015, which appears in the June 30, 2015 annual report on Form 10-K of Paylocity Holding Corporation, and to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG LLP

Chicago, Illinois
September 23, 2015